06007850

AD 4/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 65464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ColChester Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric R. Andrew 617-856-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida, Coyle & Sokolski, PC
(Name – *if individual, state last, first, middle name*)

20 Burlington Mall Road (Address) Burlington (City) MA (State) 01803 (Zip Code)

PROCESSED
JUL 06 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 11 2006
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Andrew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colchester Partners LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP / Member / FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEILL THOMAS KOVASH
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires Sept. 28, 2012

COLCHESTER PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Basic method used to calculate Net Capital:

TOTAL MEMBER'S EQUITY AVAILABLE FOR NET CAPITAL	$	1,133,043
DEDUCTIONS		
Nonallowable assets:		
Receivables from customers		383,416
Furniture, equipment and leasehold improvements, net		38,302
Investments		72
Other assets		23,025
TOTAL DEDUCTIONS		444,815
NET CAPITAL		688,228
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	683,228
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	4,000
TOTAL AGGREGATE INDEBTEDNESS	$	4,000
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1%

There is no material difference between the company's computation (included in Part II of Form X-17A-5 as of December 31, 2005) and the above.

COLCHESTER PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2005

Basic method used to calculate Net Capital:

TOTAL MEMBER'S EQUITY AVAILABLE FOR NET CAPITAL	$	1,133,043
DEDUCTIONS		
Nonallowable assets:		
Receivables from customers		383,416
Furniture, equipment and leasehold improvements, net		38,302
Investments		72
Other assets		23,025
TOTAL DEDUCTIONS		444,815
NET CAPITAL		688,228
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	683,228
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	4,000
TOTAL AGGREGATE INDEBTEDNESS	$	4,000
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1%

There is no material difference between the company's computation (included in Part II of Form X-17A-5 as of December 31, 2005) and the above.